July 13, 2000


                                  CONFIDENTIAL


Board of Directors
Matrix Bancorp, Inc.
1380 Lawrence Street, Suite 1400
Denver, Colorado 80204

      RE:   ACQUISITION OF MATRIX BANCORP, INC.
            BY SOUTHWEST SECURITIES GROUP, INC.


Gentlemen:

      We are pleased to provide you with this letter of intent (the "Letter of Intent") which confirms our mutual present intentions with respect to a proposed business combination between Southwest Securities Group, Inc. ("SWS") and Matrix Bancorp, Inc. ("Matrix").

      The basic terms, conditions and understandings of this proposal are set forth below:

      1. Due Diligence Period. SWS and Matrix and their respective representatives will have an opportunity during a period of twenty (20) business days following the effective date of this Letter of Intent in which to conduct a due diligence inspection of each other's business, accounting, financial and legal affairs. Such mutual inspections will be at the expense of each party. Each party agrees that it and its representatives will conduct the due diligence inspection in a manner designed to be least disruptive to the daily operations of SWS and Matrix and in a manner designed to cause the least concern to SWS's and Matrix's customers and employees.

      If either SWS or Matrix determine, at any time prior to 5:00 p.m. Dallas, Texas time on August 11, 2000 (the "Determination Date"), that the condition, financial or otherwise, of the other party is unsatisfactory, then either SWS or Matrix may terminate its obligations under this Letter of Intent, in such party's sole discretion, by giving written notice to that effect to the other party and no party to this Letter of Intent will have any further obligations or liability hereunder; provided, that the parties shall continue to be obligated to comply with the provisions of Paragraphs 16 and 18 of this Letter of Intent which shall survive any such termination.

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Board of Directors
Matrix Bancorp, Inc.
July 13, 2000
Page  2

      2. Execution of Definitive Agreement. In the event that the parties hereto determine that the condition, financial and otherwise, of the other party is satisfactory, Matrix and SWS will negotiate in good faith to enter into a definitive agreement (the "Definitive Agreement") setting forth in detail the terms and conditions governing the proposed business combination. If Matrix and SWS are unable to negotiate and execute a mutually agreeable Definitive Agreement by August 11, 2000, this Letter of Intent will terminate and no party to this Letter of Intent will have any further obligations or liability hereunder; provided that the parties shall continue to be obligated to comply with the provisions of Paragraphs 16 and 18 of this Letter of Intent which shall survive any such termination.

      3. Structure. The Definitive Agreement will provide that the proposed business combination will be accomplished through the merger of Matrix and SWS or a subsidiary of SWS (the "Merger"). In the Merger, all of the issued and outstanding shares of stock of Matrix will be acquired by SWS solely in exchange for whole shares of SWS common stock (plus cash in lieu of any fractional share interests). The Definitive Agreement will provide that consummation of the Merger is conditioned upon, among other things, (i) receipt by each party an opinion of counsel that the Merger will qualify as a tax-free reorganization under Section 368 and other applicable sections of the Internal Revenue Code of 1986, as amended, and (ii) receipt by SWS of an opinion of its independent accountants that the Merger may be accounted for as a pooling of interests or other accounting treatment satisfactory to SWS.

      4. Merger Consideration. The Definitive Agreement will provide that, upon consummation of the Merger, each outstanding share of Matrix Common Stock will be converted into the right to receive 0.4715 shares (the "Exchange Ratio") of SWS common stock, which Exchange Ratio shall be fixed (the aggregate amount of consideration being the "Merger Consideration"). In the event SWS changes the number of shares of SWS common stock issued and outstanding prior to the Closing Date of the Merger as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective time thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Closing Date of the Merger, the Exchange Ratio shall be proportionately adjusted.

      The shares of SWS common stock to be received by shareholders of Matrix in the Merger will be registered with the Securities and Exchange Commission pursuant to an effective registration statement and will be listed for trading on the New York Stock Exchange. The Definitive Agreement will provide that SWS will enter into a mutually agreeable registration rights agreement with those shareholders of Matrix deemed to be affiliates (as such term is defined under Rule 144 of the Securities Act of 1933), providing for a one time demand registration right for such affiliates.


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Board of Directors
Matrix Bancorp, Inc.
July 13, 2000
Page  3

      In arriving at the Exchange Ratio and the Merger Consideration, SWS has assumed that: (i) no additional shares of capital stock of Matrix will be issued prior to the effective date of the Merger (other than through the exercise of currently outstanding stock options or warrants); and (ii) no additional options, warrants or rights to acquire capital stock of Matrix will be granted prior to the effective date of the Merger. Any options or warrants to acquire shares of Matrix stock that remain unexercised upon consummation of the Merger would be converted by SWS and would become options or warrants to acquire shares of SWS common stock on similar economic terms and conditions.

      5. Stock Options. By July 21, 2000, Matrix will execute and deliver to SWS a stock option agreement, in form and substance mutually agreeable to both parties, pursuant to which SWS will have an option to acquire up to 19.9% of the issued and outstanding capital stock of Matrix at an exercise price equal to the per share value of the Merger Consideration on the date of this Letter of Intent. Such option will be exercisable by SWS in the event Matrix elects to terminate the Definitive Agreement based on advice of outside counsel that failure to do so would be reasonably likely to constitute a breach of Matrix's board of directors fiduciary duties to Matrix's shareholders under applicable law as further described in Section 14 of this Letter of Intent.

      6. Necessary Approvals. The Definitive Agreement will provide that the Merger will be conditioned upon the prior receipt of all necessary regulatory, shareholder and corporate approvals on terms and conditions acceptable to SWS. In addition to approval of the Merger by the shareholders of Matrix, the Merger will also be conditioned upon approval of the shareholders of SWS. Either party will cooperate and aid the other party in the preparation of all necessary applications and agrees to provide the other party with access to any records or information relative to it that is reasonably necessary for or is required to be included in such applications or notices or that is required or requested by any such regulatory authority. The Definitive Agreement will provide that any conditions imposed by regulatory authorities that would limit the future business of SWS in any material respect or that would require the divestiture of any material portion of the current business of Matrix or SWS may be unacceptable to SWS and may result in a permitted termination of the Definitive Agreement by SWS.



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Board of Directors
Matrix Bancorp, Inc.
July 13, 2000
Page  4

      7. No Material Adverse Change. The Definitive Agreement will provide that each party's obligation to consummate the Merger will be conditioned upon verification that there has been no material adverse change in the financial condition, assets, operations, properties or business of the other party from the date of the Definitive Agreement through the Closing Date (as defined herein). For purposes of the Definitive Agreement, the term "material adverse change" will be defined to include any adverse change that results in a reduction of the shareholders' equity of such company (on a consolidated basis) of an amount equal to or exceeding ten percent (10%) of such company's shareholders' equity calculated as of June 30, 2000; provided, however, in the case of SWS, market fluctuations after June 30, 2000 in the value of the Knight/Trimark Group Class A Common Stock shall be excluded.

      8. Designation of Invitees. The Definitive Agreement will provide that (subject to customary and legal limitations) following the time it is executed, each party hereto will give two (2) persons designated by the other party notice of and permission to attend as invitees all regular and special meetings of the board of directors and executive committee of that party. If the Definitive Agreement is terminated, such designees will no longer be entitled to notice of and permission to attend such meetings.

      9. Management; Releases. The Definitive Agreement will provide that the Merger will be conditioned upon the ability of SWS to reach mutually satisfactory employment and noncompete agreements with the key officers and management of Matrix and its subsidiaries to be effective on the Closing Date. The Definitive Agreement will also provide that directors of Matrix will execute and deliver to SWS at Closing releases of any and all claims against Matrix and use their best efforts to obtain similar releases from the executive officers of Matrix.

      10. Board Representation. The Definitive Agreement will provide that upon consummation of the Merger, SWS will appoint one outside director designated by Matrix to SWS's board, and that SWS will nominate such designee for election as a director of SWS at SWS's next annual shareholders' meeting.

      11. Voting Agreements. Contemporaneously with execution of the Definitive Agreement, Matrix will deliver to SWS voting agreements from shareholders of Matrix owning or controlling not less than a majority of the voting power of Matrix providing that such shareholders will agree to vote their shares of Matrix common stock in the same proportion as all other shareholders of Matrix that are not parties to the voting agreement vote their shares on the Merger.


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Board of Directors
Matrix Bancorp, Inc.
July 13, 2000
Page  5


      12. Director and Officer Indemnification. The Definitive Agreement will provide that for a period of three (3) years after the Closing of the Merger, SWS will indemnify, defend and hold harmless each officer and director of Matrix entitled to indemnification from Matrix against all liabilities arising out of actions or omissions occurring at or prior to the Closing of the Merger to the same extent and subject to the conditions set forth in Matrix's articles and bylaws as in effect on the date of the Definitive Agreement and, for the same period, will continue to provide, within reasonable limits, existing director and officer liability insurance coverage to such individuals.

      13. Fairness Opinions. The Definitive Agreement will provide that consummation of the Merger will be conditioned upon receipt by each of SWS and Matrix of opinions from their respective financial advisors that the terms of the Merger are fair from a financial point of view to the respective shareholders of SWS and Matrix.

      14. Representations, Warranties, Covenants and Conditions. The Definitive Agreement will contain such representations, warranties, agreements, covenants and conditions as are mutually agreeable to SWS and Matrix. The Definitive Agreement will also provide that Matrix may terminate the Definitive Agreement in the event that (i) Matrix has received an acquisition proposal that is superior to the terms of those contained in the Definitive Agreement and (ii) that based on advice of outside counsel, the board of directors of Matrix determines that failure to terminate the Definitive Agreement would be reasonably likely to constitute a breach of its fiduciary duties to Matrix shareholders under applicable law.

      15. Closing and Closing Date. The closing (the "Closing") of the transactions contemplated by the Definitive Agreement, including the Merger, will occur on a date mutually agreeable to SWS and Matrix (the "Closing Date") within thirty (30) calendar days after receipt of all necessary regulatory and shareholder approvals and the expiration of any mandatory waiting periods. The Definitive Agreement will provide, however, that either party may terminate the Definitive Agreement in the event the Closing Date does not occur on or before June 30, 2001.

      16. Public Disclosure. Neither SWS nor Matrix will make any press release or other public disclosure concerning this transaction without the prior written consent of the other party to this Letter of Intent; provided, however, that notwithstanding the foregoing, SWS and Matrix will, after giving notice to the other, be permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable law or regulations or that may be necessary to obtain regulatory approval for the transaction contemplated herein.


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Board of Directors
Matrix Bancorp, Inc.
July 13, 2000
Page  6


      17. Exclusivity. Unless (i) Matrix shall have received either (a) an unsolicited acquisition proposal that is superior to the proposed terms of the Merger described in this Letter of Intent or (b) an inquiry reasonably determined by the board of directors of Matrix to be likely to lead to such a proposal and (ii) the board of directors of Matrix shall have determined, based upon advice of outside counsel, that failure to do so is reasonably likely to constitute a breach of its fiduciary duties to the Matrix shareholders under applicable law, Matrix agrees that until the earlier of the termination this Letter of Intent or upon execution of the Definitive Agreement, which will contain similar provisions, neither Matrix, its affiliates, employees, nor any of Matrix's directors, officers, financial advisors or agents will:

            (a) solicit, encourage, initiate or participate in any negotiations or discussions with any third party with respect to any offer or proposal to merge with or acquire Matrix or all or substantially all of Matrix's business whether by acquisition, purchase of stock or assets or otherwise;

            (b) disclose to any third party any information concerning Matrix's business, properties, books or records of Matrix, except in the ordinary course of business for purposes other than an acquisition or as compelled by law; or

            (c) cooperate with any third party to make any proposal to merge with or acquire all or any part of the capital stock or assets of Matrix other than acquisitions in the ordinary course of business or non-essential or excess assets.

Any party receiving a formal or informal offer or proposal for such an acquisition (or an offer or proposal to enter negotiations therefore) shall immediately inform SWS thereof (including the terms of such offer) and provide SWS with copies of any documents relating thereto.

      18. Confidentiality. The terms of that certain Confidentiality Agreement dated January ___, 2000, by and between SWS and Matrix are not effected by this Letter of Intent and shall continue in full force and effect without regard to the terms of this Letter of Intent.
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Board of Directors
Matrix Bancorp, Inc.
July 13, 2000
Page  7

      19. Further Cooperation. SWS and Matrix hereby agree to cooperate and work together to provide any information required by either party to consummate this transaction and in negotiating and agreeing upon any other matters that may arise in connection with the preparation of the Definitive Agreement or in connection with the consummation of the Merger proposed herein.

      20. Amendment, Modification or Extension. The terms of this Letter of Intent may not be amended, modified or extended, nor may any of its terms be waived, except by a written instrument signed by both parties hereto.

      21. Multiple Counterparts. This Letter of Intent may be executed in separate or multiple counterparts by the parties, and all of such counterparts will be considered as one and the same instrument notwithstanding the fact that various counterparts are signed by only one or more of SWS and Matrix, and all of such instruments will be deemed but one and the same instrument.

      22. Effectiveness. This Letter of Intent will be effective upon the date a counterpart is executed by an authorized officer of Matrix and a fully executed copy is returned to SWS at its address set forth above.

      If the foregoing Letter of Intent is acceptable to Matrix, please so signify by having an appropriate officer of Matrix execute this letter in the space provided below and returning one copy of this letter to the undersigned.

                                    Very truly yours,



                                    SOUTHWEST SECURITIES GROUP, INC.


                                    By: /s/ David Glatstein

                                    Its:  President



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Board of Directors
Matrix Bancorp, Inc.
July 13, 2000
Page  8





Agreed and Accepted this 13th day of July, 2000:



MATRIX BANCORP, INC.





By:   /s/ Guy A. Gibson

Its:  President/CEO